Exhibit 4.5

RIGHT OF FIRST NEGOTIATION AGREEMENT

This Right of First Negotiation Agreement (the “Agreement”) is entered into effective as of February 3, 2010 (the “Effective Date”) by and between Anterios, Inc., a Delaware corporation, with offices located at 142 West 57th Street, Suite 4A, New York, New York 10019 (“Anterios”) and Pacific Corporation, a Korean corporation, with offices located at 175-2, 2ga Hangang-ro Yongsan-Gu, Seoul, Korea 140-871 (“Pacific”)

RECITALS

A,                                    Concurrently with entering into this Agreement, Anterios and Pacific are entering into a Series B-2 Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”), an Amendment to Investors’ Rights Agreement (as defined in the Stock Purchase Agreement) and an Amendment to Right of First Refusal and Co-Sale Agreement and Voting Agreement (as defined in the Stock Purchase Agreement) (collectively, the Stock Purchase Agreement and such Amendments are referred to as the “Investment Documents”);

B.                                    As part of the consideration for the purchase of Series B-2 Preferred Stock of Anterios by Pacific covered by the Investment Documents, Anterios wishes to grant Pacific certain rights to negotiate for a license to develop and commercialize Anterios’ Product (as defined below) in the Field (as defined below) in the Territory (as defined below) in accordance with the terms of this Agreement; and

C.                                    Pacific wishes to obtain such rights of negotiation in accordance with the terms of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt an sufficiency of which are hereby acknowledged, Anterios and Pacific agree as follows:

1.                                      Definitions

1.1.                       “Affiliate” means any company, partnership or other entity that directly or indirectly controls, is controlled by or is under common control with the Party in question. For the purposes of this definition, the term “control” means the ownership of fifty percent (50%) or more of the equity of such company, partnership or other entity or the power to direct the policies and management of such company, partnership or other entity, including without limitation the ability to appoint directors.

1.2.                       “Confidential Information” has the meaning set forth in Section 4.1.

1.3.                       “Covered Stock” means the Shares (as defined in the Stock Purchase Agreement), and any and all other shares of the capital stock of Anterios that may be acquired by Pacific pursuant to any conversion, exchange, stock dividend, split, combination or other recapitalization in connection with or affecting the Covered Stock occurring after the date of this Agreement.

1.4.                       “Field” means all uses in humans.

1.5.                       “Investment Documents” has the meaning set forth in the Recitals.

1.6.                       “Negotiation Period” has the meaning set forth in Section 2.2.

1.7.                       “Option” has the meaning set forth in Section 2.1.

1.8. “Option Period” means the four (4) month period commencing on the provision by Anterios to Pacific of summary data on the primary endpoints for the first clinical trial of the Product for the indication of wrinkles being conducted as of the Effective Date and/or to be conducted by Anterios under an investigational new drug application (IND) filed with the United States Food and Drug Administration.

1.9,                       “Parties” means, collectively, Anterios and Pacific.

1.10. “Party” means, individually, Anterios or Pacific.

1.11. “Product” means Anterios’ topical emulsion liniment containing botulinum known as “1207,” which is the name designation given the product when submitted in the investigational new drug application (IND) filed with the United States Food and Drug Administration regarding that product.

1.12. “Strategic Product Transaction” has the meaning set forth in Section 2.6.

1.13. “Territory” means the Republic of Korea. For avoidance of doubt, the Territory does not include the Democratic People’s Republic of Korea.

1.14. “Third Party” means any person or entity other than the Parties or their Affiliates.

2.                                           Option and Right to Negotiate — Product Development and Commercialization

2,1.                            Option. Subject to Sections 2.6, 2.7 and 2.8, during the Option Period, Pacific will have the sole and exclusive right to negotiate an exclusive license under intellectual property owned or controlled by Anterios to develop and commercialize, but not to manufacture or have manufactured, the Product in the Field in the Territory (the “Option”).

2.2.                            Exercise of Option. Subject to Sections 2.6, 2.7 and 2.8, Pacific may exercise the Option at any time during the Option Period by providing to Anterios written notice of exercise of the Option. Upon such exercise, the Parties will exclusively negotiate in good faith for up to two (2) months (the “Negotiation Period”) in order to enter into a definitive exclusive license agreement granting Pacific an exclusive license under intellectual property owned or controlled by Anterios to develop and commercialize, but not to manufacture or have manufactured, the Product in the Field in the Territory. Such license agreement will be subject to all applicable laws including, but not limited to, United States export laws, and will contain such terms as each of the Parties may agree in writing.

2.3.                            Expiration of Option. If (a) Pacific informs Anterios in writing that it does not wish to exercise the Option, (b) Pacific fails to exercise the Option within the Option Period, or (c) Pacific exercises the Option but, despite good-faith negotiations, Anterios and Pacific are unable enter into a definitive exclusive license agreement as described in Section 2.2 by the end of the Negotiation Period then, except as expressly provided in Sections 2.5 and 2.6, Anterios shall have no further obligations under Section 2 and will be free to use or dispose of the Product and all of its intellectual property as it sees fit.

2.4.                            No Conflicting License. Subject to Sections 2.6, 2.7 and 2.8, until the earliest to occur of one of the events described in Section 2.3, Anterios shall not enter into or attempt to enter into any agreement that would prevent Anterios from granting to Pacific an exclusive license as described in Section 2.2.

2.5.                            Limit on Anterios’ Rights After Expiration of Option. Except for the case where Anterios has entered into a Strategic Product Transaction, if Pacific exercises the Option but the Parties fail to enter into a definitive exclusive license agreement as described in Section 2.2, then, for one (1) year after the expiration of the Negotiation Period, Anterios shall not grant an exclusive license to develop and commercialize the Product in the Field in the Territory to any Third Party on terms and conditions that are, in the aggregate, more favorable to such Third Party than the final terms offered by Anterios to Pacific without first offering the same terms in writing to Pacific. If Anterios offers such terms to Pacific, then Pacific must inform Anterios of its acceptance or rejection of such terms within one (1) month after its receipt of the notice from Anterios. If Pacific accepts such terms within such one (1) month period, then the Parties will promptly enter into an exclusive license agreement on such accepted terms. If Pacific rejects such terms or fails to accept such terms within such one (1) month period, then during the one (1) year period after the expiration of the Negotiation Period, Anterios may grant an exclusive license to such Third Party on such terms and conditions as Anterios and such Third Party may agree; provided that such terms shall not be, in the aggregate, more favorable to such Third Party than the final terms offered by Anterios to Pacific. After the expiration of such one (1) year period, Anterios shall have no further obligations under this Agreement and will be free to use or dispose of the Product and all of its intellectual property as it sees fit.

2.6.                            Anterios’ Other Rights. Nothing in this Agreement shall prevent or limit Anterios’ ability to consummate any transaction (or series of transactions) in which (a) a Third Party acquires any portion or all of the outstanding capital stock of Anterios, (b) a

Third Party acquires all or substantially all of the assets of Anterios, or (c) a Third Party acquires and/or licenses all or substantially all of the assets of Anterios directly related to the development or commercialization of the Product in any field greater than the Field and/or in any territory greater than the Territory that includes the United States, the European Union and/or Japan, except that, subject to Sections 2.7 and 2.8, if Anterios enters into any such transaction described in clauses (b) and (c) above (each a “Strategic  Product Transaction”) with a Third Party prior to the expiration of the Option Period, then Anterios must provide that such Third Party acquirer’s or licensee’s rights are subject to Pacific’s rights set forth in Sections 2.1 through 2.5 as evidenced in written and signed agreements. For clarity, the Parties acknowledge that Anterios’ obligations under this Agreement would not terminate in the event of any transaction described in clause (a) above, and Anterios would remain obligated to Pacific under this Agreement. Except as expressly stated in this Section 2, nothing in this Agreement limits Anterios’ rights with regard to any of its intellectual property, Product or other assets either within or outside the Territory or within or outside the Field.

2.7. Breach By Third Party Acquirer or Licensee. Subject to Section 2.8, if Pacific exercises the Option during the Option Period at any time after Anterios has entered into a Strategic Product Transaction with a Third Party, and if (a) such Strategic Product Transaction is not deemed a Deemed Liquidation Event (as defined in Anterios’ amended and restated certificate of incorporation), and (b) such Third Party acquirer or licensee in a Strategic Product Transaction, in breach of Sections 2.2 through 2.4, does not negotiate in good faith with Pacific an exclusive license as described in Sections 2.2 through 2.4, or refuses in writing to negotiate with Pacific as so required, then, upon written request from Pacific, Anterios shall redeem from Pacific all of the Covered Stock in exchange for an aggregate payment of three million U.S. dollars (US$3,000,000.00), less any applicable tax withholding. The Parties agree that (i) the damages suffered by Pacific as a result of a breach by a Third Party as described in this Section 2.7 would be difficult to quantify, (ii) such redemption and payment constitutes a reasonable estimate of such damages and of the value of the Covered Stock, (iii) such redemption and payment constitutes liquidated damages (and not a penalty), and (iv) such redemption and payment constitutes Pacific’s sole remedy against Anterios and such Third Party for any and all damages caused by such breach by such Third Party. For clarity, from and after such redemption and payment, neither Anterios nor any such Third Party shall have any further obligations under Section 2 and will be free to use or dispose of the Product and all of its intellectual property as it sees fit.

2.8. Early Termination of Option. At any time within three (3) years after the Effective Date, Anterios may offer in writing to redeem all of the Covered Stock in exchange for an aggregate payment of three million U.S. dollars (US$3,000,000.00), less any applicable tax withholding. For clarity, this right may be exercised by Anterios for any reason and without regard to the fair market value at the time such right is exercised of the Covered Stock or of the rights of Pacific under this Agreement. Within ten (10) days after notice of such offer is given, Pacific shall notify Anterios in writing whether it accepts such offer of redemption. Notwithstanding anything to the contrary in this Agreement, all of Pacific’s rights under this Section 2 will terminate automatically if

Anterios redeems the Covered Stock pursuant to this Section 2.8, or if Pacific declines (or otherwise fails to accept in writing) Anterios’ offer of redemption made pursuant to this Section 2.8.

2.9.                            Agreement to Lock-Up. Pacific hereby agrees that it will not, from the Effective Date until the earliest to occur of (i) the end of the Option Period, (ii) the early termination of Pacific’s rights under this Section 2 pursuant to Section 2.7 or 2.8, or (iii) the execution of an exclusive license as described in Section 2.2, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Covered Stock held by Pacific or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Covered Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Covered Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 2.9 shall not apply to the sale of any shares to Anterios pursuant to this Agreement. Pacific further agrees to execute such agreements as may be reasonably requested by Anterios that are consistent with this Section 2.9 or that are necessary to give further effect to this Section 2.9. Any proposed transaction described in clause (a) or (b) above not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of Anterios or its transfer agent and shall not be recognized by Anterios. Pacific acknowledges and agrees that any breach of this Agreement would result in substantial harm to Anterios for which monetary damages alone could not adequately compensate. Therefore, Pacific unconditionally and irrevocably agree that Anterios shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Covered Stock not made in strict compliance with this Agreement).

3.                                      Representations, Warranties and Covenants.

3.1.                            Representations and Warranties. Each Party represents, warrants and covenants to the other that:

(a)                                 Corporate Existence and Power. It is a company, corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement.

(b)                                 Authority and Binding Agreement. It has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid and binding obligation of such Party that is enforceable against it in accordance with its terms.

3.2. Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT.

4.                                      Confidentiality

4.1.                            Definition of Confidential Information. As used in this Agreement, “Confidential Information” means any scientific, technical, trade or business information which is given by one Party to the other and which is treated by the disclosing Party as confidential or proprietary. The disclosing Party will, to the extent practical, use reasonable efforts to label or identify as confidential, at the time of disclosure, all such Confidential Information that is disclosed orally or in writing or other tangible form.

4.2.                            Obligations. Each Party agrees (a) to keep confidential the Confidential Information of the other Party, (b) not to disclose the other Party’s Confidential Information to any Third Party without the prior written consent of such other Party, and (c) to use such Confidential Information only as necessary to fulfill its obligations or in the reasonable exercise of rights granted to it under this Agreement; provided, however, that the foregoing obligations shall not apply to Confidential Information that (i) is in possession of the receiving Party at the time of disclosure, as reasonably demonstrated by written records and without obligation of confidentiality, (ii) is at the time of disclosure, or later becomes, part of the public domain through no fault of the receiving Party, (iii) is received by the receiving Party from a Third Party without obligation of confidentiality, or (iv) is developed independently by the receiving Party without use of, reference to, or reliance upon the disclosing Party’s Confidential Information by individuals who did not have access to Confidential Information. Notwithstanding the foregoing, a Party may disclose (y) Confidential Information of the other Party to its Affiliates, and to its and their directors, employees, consultants, and agents in each case who have a specific need to know such Confidential Information and who are bound by a like obligation of confidentiality and restriction on use, and (z) Confidential Information of the other Party to the extent such disclosure is required to comply with applicable law or the rules of any stock exchange or listing entity, or to defend or prosecute litigation; provided, however, that the receiving Party provides prior written notice of such disclosure to the disclosing Party and takes reasonable and lawful actions to avoid or minimize the degree of such disclosure. Moreover, Anterios may disclose Confidential Information of Pacific to entities with whom Anterios has (or may have) a marketing and/or development collaboration or to bona fide actual or prospective underwriters, investors, lenders or other financing sources or to potential acquirers of the business to which this Agreement relates; and who in each case have a specific need to know such Confidential Information, in each case who-are bound by a like obligation of confidentiality and restrictions on use.

4,3.                                 Publicity. Except to the extent required by applicable law, neither Party will make any public statements or releases concerning this Agreement or the transactions contemplated by this Agreement, or use the other Party’s name in any form of advertising, promotion or publicity, without obtaining the prior written consent of the other Party.

5.                                      Miscellaneous

5.1.                                 Legend. Each certificate representing shares of Covered Stock held by Pacific or issued to any permitted transferee shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST NEGOTIATION AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Pacific agrees that Anterios may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 5.1 to enforce the provisions of this Agreement, and Anterios agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5.2.                                 Notices. All notices must be written and sent to the address identified below or in a subsequent notice. All notices must be given (a) by personal delivery, with receipt acknowledged, (b) by facsimile followed by hard copy delivered by the methods under (c) or (d), (c) by prepaid certified or registered mail, return receipt requested, or (d) by prepaid recognized next business day delivery service. Notices will be effective upon receipt or at a later date stated in the notice.

If to Anterios, to:

Anterios, Inc.

142 West 57th Street, Suite 4A

New York, New York 10019

Attention: Chief Executive Officer

Facsimile: +1 212 752 3633

with a copy to:

Faber Daeufer & Rosenberg PC

950 Winter Street, Suite 4500

Waltham, Massachusetts 10514

Attention: Joseph L. Faber

Facsimile: +1 781 795 4747

If to Pacific, to:

Pacific Corporation

175-2, 2ga Hangang-ro Yongsan-Gu

Seoul, Korea 140-871

Attention: Jale Suh

Facsimile: 82-2-709-5109

5.3. Assignment. This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party; provided, however, that either Party may, without such consent, but with notice to the other Party, assign this Agreement, in whole or in part, (a) in connection with the transfer or sale of all or substantially all of its assets or the line of business to which this Agreement relates, (b) to a successor entity or acquirer in the event of a merger, consolidation or change of control, or (c) to any Affiliate. In addition to the foregoing, Pacific may not assign or otherwise transfer any of its rights or obligations under this Agreement to any person or entity except an Affiliate unless it has previously transferred, or concurrently transfers, all Anterios stock Pacific then owns or controls to such person or entity. For avoidance of doubt, Pacific may assign or otherwise transfer any of its rights or obligations under this Agreement to an Affiliate of Pacific without transferring all Anterios stock Pacific then owns or controls to such Affiliate as long as, prior to any such assignment or transfer becoming effective, Pacific provides to Anterios a written notice of the proposed assignment or transfer that contains an acknowledgement, signed by authorized representatives of both Pacific and the proposed assignee and in a form reasonably acceptable to Anterios, that Pacific and such assignee are each bound by all the terms of this Agreement including, but not limited to, Sections 2.7 and 2.8 of this Agreement. Any purported assignment in violation of the provisions of this Section 5.3 will be void. Any permitted assignee will assume the rights and obligations of its assignor under this Agreement.

5.4. Entire Agreement. This Agreement and the Investment Documents constitute the entire agreement between the Parties with respect to its subject matter and supersede all prior agreements, written or oral, with respect to such subject matter including, but not limited to, the Memorandum of Understanding, Pacific Series B-2 Finance Terms for the Purchase of Preferred Stock in Anterios dated December 22, 2009 between the Parties.

5.5. No Modification. This Agreement may be changed only by a writing signed by authorized representatives of both Parties.

5.6.                            Severability; Reformation. Each provision in this Agreement is independent and severable from the others, and no provision will be rendered unenforceable because any other provision may be invalid or unenforceable in whole or in part. If the scope of any restrictive provision in this Agreement is too broad to permit enforcement to its full extent, then such restriction will be reformed to the maximum extent permitted by law.

5.7. Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York. The application of the United Nations Conventions on Contracts for the International Sale of Goods, the 1974 Convention on the Limitation Period in the International Sale of Goods, and the Protocol amending such 1974 Convention, done at Vienna April 11, 1980, are each expressly excluded from this Agreement. All actions, suits or proceedings arising out of or relating to this Agreement shall be heard and determined in any New York State or federal court sitting in the City of New York, Borough of Manhattan, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive any defense of an inconvenient forum to the maintenance of any such action or proceeding.

5.8.                            Waiver. No waiver of any term, provision or condition of this Agreement in any one or more instances will be deemed to be or construed as a further or continuing waiver of any other term, provision or condition of this Agreement. Any such waiver, extension or amendment must be evidenced by an instrument in writing executed by an officer authorized to execute waivers, extensions or amendments on behalf of the waiving Party.

5.9. Headings. This Agreement contains headings only for convenience and the headings do not constitute or form a part of this Agreement, and should not be used in the construction of this Agreement.

5.10. No Benefit to Third Parties. The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they will not be construed as conferring any rights on any other persons.

5.11. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties have entered into this Agreement through their duly authorized representatives, effective as of the Effective Date.

“Anterios”		“Pacific”
Anterios, Inc.		Pacific Corporation

By:	/s/ Jon Edelson	By:	/s/ Henry K. Choi

Name:	Jon Edelson	Name:	Henry K. Choi

Title:	CEO and President	Title:	Executive Vice President